Exhibit 99.1

Yunji Announces Second Quarter 2019 Unaudited Financial Results

Hangzhou, CHINA, August 22, 2019 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the second quarter ended June 30, 20191.

Second Quarter 2019 Highlights

•

GMV2 in the second quarter of 2019 increased by 46.4% year over year to RMB8.2 billion (US$1.2 billion) from RMB5.6 billion in the same period of 2018, primarily due to an increase in GMV from the marketplace business, which recognizes revenues on a net basis and contributes to marketplace revenues. GMV related to the marketplace revenues in the second quarter of 2019 was RMB 2.2 billion (US$ 0.3 billion), compared with nil in the same period of 2018.

•

Total revenues in the second quarter of 2019 was RMB3,064.1 million (US$446.3 million), compared with RMB3,255.6 million in the same period of 2018, primarily due to a decrease in revenues from sales of merchandise, which recognizes revenues on a gross basis, as the Company shifted part of merchandise sales to its marketplace platform, which recognizes revenues on a net basis.

•	Transacting members3 in the twelve months ended June 30, 2019 increased by 125.1% year over year to 8.2 million from 3.7 million in the twelve months ended June 30, 2018.

•	Cumulative members4 as of June 30, 2019 increased by 19.5% to 10.8 million from 9.0 million as of March 31, 2019.

“We maintained a healthy growth rate in the second quarter, as we continued to optimize and upgrade our new marketplace business model. We also adjusted our supplier agreements to improve our value proposition to members. As we continued to carefully select new brands and curate quality products at attractive prices that best match member demand, our membership base further expanded during the second quarter. We are confident that our operational progress and membership expansion will help drive our future growth,” said Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji.

“Since we initiated our marketplace business in early 2019, we have been fine tuning its business model. We plan to improve its operating efficiency in the coming quarters by gradually increasing the commission rate we charge our merchant partners. We will also maintain a healthy level of working capital to meet the liquidity need in operation and commitment. By doing so, we are confident that we will be able to deliver sustainable shareholder return for the long haul,” said Mr. Chen Chen, Chief Financial Officer of Yunji.

On May 3, 2019, the Company successfully completed its initial public offering (IPO) of 11,000,000 American Depositary Shares (“ADSs”), each representing ten Class A ordinary shares of the Company, at the price of US$11.00 per ADS. On June 4, 2019, the Company’s underwriters exercised their over-allotment option to purchase an additional 217,447 ADSs. The Company received US$108.97 million of net proceeds from its IPO and related over-allotment option arrangement. Immediately prior to the completion of the IPO, all classes of preferred shares of the Company, which were originally classified as Mezzanine Equity, were converted and re-designated as 895,216,752 Class A ordinary shares on a one-for-one basis.

Second Quarter 2019 Unaudited Financial Results

Total revenues was RMB3,064.1 million (US$446.3 million), compared with RMB3,255.6 million in the same period of 2018, which was primarily due to a decrease in revenues from sales of merchandise as the Company shifted part of merchandise sales to its marketplace platform. The Company’s marketplace platform recognizes revenues on a net basis and contributes to marketplace revenues, while its merchandise sales platform recognizes revenues on a gross basis and contributes to sales of merchandise, net.

•

Revenues from sales of merchandise, net decreased by 8.7% to RMB2,731.6 million (US$397.9 million) from RMB2,993.4 million in the same period of 2018, as part of merchandise sales shifted to the new marketplace platform, partially offset by positive revenue impact of the decrease of estimated refunds payable to members7.

•	Revenues from the membership program increased by 9.4% to RMB267.6 million (US$39.0 million) from RMB244.5 million in the same period of 2018, as membership base continued to grow.

•

Revenues from the marketplace business was RMB53.0 million (US$7.7 million), compared with nil in the same period of 2018, as the Company launched the marketplace platform in the first quarter of 2019.

•	Other revenues decreased by 32.9% to RMB11.9 million (US$1.7 million) from RMB17.7 million in the same period of 2018.

Total costs of revenues decreased by 8.9% to RMB2,383.1 million (US$347.1 million) or 77.8% of total revenues from RMB2,614.7 million or 80.3% of total revenues in the same period of 2018. The decrease was mainly attributable to the decline in the merchandise sales, which recognizes revenues on a gross basis.

Total operating expenses were RMB792.9 million (US$115.5 million), compared with RMB590.3 million in the same period of 2018.

•

Fulfillment expenses increased by 2.3% to RMB296.5 million (US$43.2 million), or 9.7% of total revenues, from RMB289.9 million, or 8.9% of total revenues, in the same period of 2018, mainly due to: (i) an increase in personnel costs, caused by an increased number of fulfillment employees; and (ii) an increase in user information security expenses, partially offset by the reduction in warehousing and logistics expenses.

•

Sales and marketing expenses increased by 44.2% to RMB339.4 million (US$49.4 million), or 11.1% of total revenues, from RMB235.4 million, or 7.2% of total revenues, in the same period of 2018, mainly due to: (i) increased member management fees, caused by an expanded membership base; (ii) increased brand and business promotional activities; (iii) increased share-based compensation expenses; and (iv) increased personnel costs, caused by an increased headcount in sales and marketing.

•

Technology and content expenses increased by 186.2% to RMB91.6 million (US$13.3 million), or 3.0% of total revenues, from RMB32.0 million, or 1.0% of total revenues, in the same period of 2018 mainly due to: (i) increased personnel costs, caused by an increased headcount in research and development; and (ii) increased server costs, caused by higher user traffic.

•

General and administrative expenses increased by 97.9% to RMB65.4 million (US$9.5 million), or 2.1% of total revenues, from RMB33.0 million, or 1.0% of total revenues, in the same period of 2018 mainly due to: (i) increased personnel costs, caused by an increased number of general and administrative employees; and (ii) increased share-based compensation expenses.

Loss from operations was RMB111.9 million (US$16.3 million), compared with an income from operations of RMB50.6 million in the same period of 2018.

Net loss was RMB84.5 million (US$12.3 million), compared with a net income of RMB87.4 million in the same period of 2018.

Adjusted net loss5 was RMB39.2 million (US$5.7 million), compared with an adjusted net income of RMB98.7 million in the same period of 2018.

Basic and diluted net loss per share attributable to ordinary shareholders was RMB0.28 (US$0.04), compared with RMB0.33 in the same period of 2018.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation”. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Thursday, August 22, 2019, at 7:30 AM Eastern Time or 7:30 PM Beijing/Hong Kong Time to discuss its earnings.

Dial-in numbers for the live conference call are as follows:

United States Toll Free	+1-866-519-4004
International	+65-6713-5090
China Domestic	400-620-8038
Hong Kong	+852-3018-6771
Conference ID:	1139854

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	+1-855-452-5696
International	+61-2-8199-0299
Conference ID	1139854

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Jack Wang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	1,519,146	1,456,288	212,132
Restricted cash	46,100	50,086	7,296
Short-term investments	1,099,394	709,736	103,385
Accounts receivable, net	7,436	31,428	4,578
Advance to suppliers	48,516	88,872	12,946
Inventories, net	675,543	631,682	92,015
Amounts due from related parties	377	278	41
Prepaid expenses and other current assets	410,439	535,285	77,973

Total current assets	3,806,951	3,503,655	510,366

Non-current assets
Property and equipment, net	36,954	41,550	6,052
Long-term investments	16,999	37,109	5,406
Deferred tax assets	56,640	74,291	10,822
Operating lease right-of-use assets, net[6]	—	57,748	8,412
Other non-current assets	1,255	3,047	444

Total non-current assets	111,848	213,745	31,136

Total assets	3,918,799	3,717,400	541,502

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICITS
Current Liabilities
Accounts payable	1,432,274	979,354	142,659
Deferred revenue	546,975	176,176	25,663
Incentive payables to members	421,945	368,729	53,711
Refund payable to members[7]	396,024	142,400	20,743
Member management fees payable	108,384	112,396	16,372
Other payable and accrued liabilities	197,962	296,989	43,261
Amounts due to related parties	11,445	25,514	3,717
Operating lease liabilities - current[6]	—	23,888	3,480

Total current liabilities	3,115,009	2,125,446	309,606
Non-current liabilities
Operating lease liabilities[6]	—	34,651	5,048
Deferred tax liabilities	197	162	24

Total non-current liabilities	197	34,813	5,072

Total Liabilities	3,115,206	2,160,259	314,678

Mezzanine equity	4,914,048	—	—

Shareholders’ (deficits)/equity
Ordinary shares (US$0.000005 par value, 9,104,783,248 shares and 20,000,000,000 shares authorized as of December 31, 2018 and June 30, 2019, respectively; 1,151,400,000 shares issued and outstanding as of December 31, 2018; 1,208,831,222 Class A ordinary shares and 949,960,000 Class B ordinary shares issued and outstanding as of June 30, 2019)	36	70	10
Additional paid-in capital	—	7,218,170	1,051,446
Statutory reserve	8,504	8,504	1,239
Accumulated other comprehensive income	55,565	67,377	9,815
Accumulated deficits	(4,180,922)	(5,746,352)	(837,051)

Total Yunji Inc. shareholders’ (deficits)/equity	(4,116,817)	1,547,769	225,459

Non-controlling interests	6,362	9,372	1,365

Total shareholders’ (deficit)/equity	(4,110,455)	1,557,141	226,824

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,918,799	3,717,400	541,502

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	2,993,402	2,731,597	397,902	4,995,563	5,951,772	866,973
Membership program revenue	244,490	267,568	38,976	444,502	424,183	61,789
Marketplace revenue[8]	—	52,989	7,719	—	56,407	8,217
Other revenues	17,735	11,896	1,733	25,290	17,243	2,511
Total revenues	3,255,627	3,064,050	446,330	5,465,355	6,449,605	939,490

Operating cost and expenses:
Cost of revenues	(2,614,674)	(2,383,097)	(347,137)	(4,481,769)	(5,114,134)	(744,958)
Fulfilment	(289,854)	(296,536)	(43,195)	(493,923)	(567,147)	(82,614)
Sales and marketing	(235,430)	(339,390)	(49,438)	(401,926)	(602,571)	(87,774)
Technology and content	(31,988)	(91,560)	(13,337)	(50,177)	(150,239)	(21,885)
General and administrative	(33,033)	(65,368)	(9,522)	(64,719)	(127,247)	(18,536)
Total operating cost and expenses	(3,204,979)	(3,175,951)	(462,629)	(5,492,514)	(6,561,338)	(955,767)
Income/(loss) from operations	50,648	(111,901)	(16,299)	(27,159)	(111,733)	(16,277)
Financial income, net	14,567	16,032	2,335	22,568	30,953	4,509
Foreign exchange income/(loss), net	28,179	(2,352)	(343)	6,423	(7,614)	(1,109)
Other income, net	6,310	7,985	1,163	6,345	18,545	2,701
Income/(loss) before income tax expense, and equity in income/(loss) of affiliates, net of tax	99,704	(90,236)	(13,144)	8,177	(69,849)	(10,176)
Income tax (expense)/benefit	(13,796)	6,003	874	(4,007)	3,738	545
Equity in income/(loss) of affiliates, net of tax	1,538	(280)	(42)	1,624	(1,540)	(225)
Net (loss)/income	87,446	(84,513)	(12,312)	5,794	(67,651)	(9,856)
Less: net income attributable to non- controlling interests shareholders	—	(143)	(21)	—	(2,260)	(329)
Net income/(loss) attributable to YUNJI INC.	87,446	(84,656)	(12,333)	5,794	(69,911)	(10,185)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Accretion on convertible redeemable preferred shares to redemption value	(464,091)	(416,025)	(60,601)	(1,363,274)	(1,532,013)	(223,163)
Re-designation to Series A convertible redeemable preferred shares from Initial Ordinary Shareholders’ contribution, including beneficial conversion feature	—	—	—	(60,796)	—	—
Deemed dividend from preferred shareholders	—	—	—	107	—	—
Net loss attributable to ordinary shareholders	(376,645)	(500,681)	(72,934)	(1,418,169)	(1,601,924)	(233,348)
Net income/(loss)	87,446	(84,513)	(12,312)	5,794	(67,651)	(9,856)
Other comprehensive loss
Foreign currency translation adjustment	29,594	29,761	4,335	28,890	11,812	1,721
Total comprehensive income/(loss)	117,040	(54,752)	(7,977)	34,684	(55,839)	(8,135)
Less: total comprehensive income attributable to non-controlling interests shareholders	—	(143)	(21)	—	(2,260)	(329)
Total comprehensive income/(loss) attributable to YUNJI INC.	117,040	(54,895)	(7,998)	34,684	(58,099)	(8,464)
Net loss attributable to ordinary shareholders	(376,645)	(500,681)	(72,934)	(1,418,169)	(1,601,924)	(233,348)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	1,151,400,000	1,803,779,111	1,803,779,111	1,179,100,552	1,479,391,708	1,479,391,708
Net loss per share attributable to ordinary shareholders
Basic	(0.33)	(0.28)	(0.04)	(1.20)	(1.08)	(0.16)
Diluted	(0.33)	(0.28)	(0.04)	(1.20)	(1.08)	(0.16)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Technology and content	566	3,347	487	1,130	6,287	916
General and administrative	8,936	20,281	2,954	17,854	39,684	5,781
Fulfillment	981	3,196	465	2,253	5,771	841
Sales and marketing	820	18,533	2,700	1,645	19,857	2,892
Total	11,303	45,357	6,606	22,882	71,599	10,430

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019		June 30, 2018	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss):
Net income/(loss)	87,446	(84,513)	(12,312)	5,794	(67,651)	(9,856)
Add: Share-based compensation	11,303	45,357	6,606	22,882	71,599	10,430
Adjusted net income/(loss)	98,749	(39,156)	(5,706)	28,676	3,948	574

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8650 to US$1.00, the exchange rate in effect as of the end of June 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“GMV” refers to the total value of all orders paid and shipped for merchandise sold on Yunji’s platform, including the value of the merchandise sold as part of the membership packages, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any discounts and incentives. Yunji’s revenues recognized on a gross basis are net of the VAT and related tax surcharges paid, discounts and incentives, the value of the merchandises returned, and any adjustments due to the timing difference between shipping and receipt, which are included in the above GMV measure. Yunji’s revenues recognized on a net basis are net of the corresponding amount to be paid to the vendor, the principal in the transaction, in addition to the items mentioned above, which are included in the above GMV measure.

3.

“Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

4.	“Member” refers to an individual who registers an account on Yunji app and satisfies certain requirements such as purchasing a membership package, etc.
5.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

6.

The Company adopted ASU No. 2016-02 and ASU No.2018-11, “Leases,” beginning January 1, 2019 and elected to utilize the transition method which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were required. The adoption of the new guidance did not have a material effect on the Company’s results of operations, financial condition or liquidity.

7.

The estimation of refunds payable to members is based upon the historical data of referral incentives earned by referring members within their active life cycle. On a quarterly basis, the Company revisits the estimation with a consistently applied approach and the most up-to-date data. The balance of refund payable to members reflected the best estimation of the Company as of June 30, 2019, and the decrease as compared to the balance as of December 31, 2018 was consistent with the Company’s understanding of its members’ referral behavior given that an increasing number of non-member users became members and a decrease of refunds payable to members of RMB 281.2 million resulting from a change in the estimated amount of that liability, which represented the positive revenue and income/(loss) from operations impact for the second quarter of 2019.

8.

In the first quarter of 2019, the Company launched its marketplace business model, allowing third-party merchants to sell their products on the platform and pay commissions on their sales to the Company. The revenues from marketplace business is recognized on a net basis.